

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2017

Richard T. McGuire III
Managing Partner
Marcato Capital Management LP
Four Embarcadero Center, Suite 2100
San Francisco, CA 94111

> **Re:** **Buffalo Wild Wings, Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed March 8, 2017 by Marcato Capital Management LP et al.**
> **File No. 000-24743**

Dear Mr. McGuire:

We have reviewed the above-captioned filing, and have the following comments.

<u>General</u>

1. We have reviewed the response letter dated April 4, 2017, submitted in reply to prior comment number two of our comment letter dated March 10, 2017. Based on the explanation provided and the information presented on the slide, we do not believe that an adequate factual foundation existed upon which the participations could rely to make the statement on slide 14 that read: "Virtually no key executive or board member, over the company's entire 13+ year history as a public company, has ever invested their personal capital into the shares of Buffalo Wild Wings". Please provide a corrective statement in the next definitive soliciting material filed by the participants.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Richard M. Brand
        Cadwalader, Wickersham & Taft LLP